UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 99.1 and filed as part of this report is the press release issued by the Registrant on July 30, 2013 reporting the appointment of Ivan Hsia as new Chief Financial Officer.

Exhibit 99.1	Press Release reporting the appointment of Ivan Hsia as new Chief Financial Officer, dated July 30, 2013.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED By: /s/ Frank Tseng_____ Name: Frank Tseng Title: Chief Financial Officer
Date: July 31, 2013